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                                 July ___, 1997


First Houston Bancshares, Inc.
5757 Memorial Drive
Houston, Texas  77007


Ladies and Gentlemen:

         You have requested our opinion regarding the federal income tax consequences of the proposed merger of SBI Acquisition Corp. ("SBI"), a wholly owned subsidiary of Sterling Bancshares, Inc. ("Sterling"), with and into First Houston Bancshares, Inc. ("First Houston") pursuant to that certain Agreement and Plan of Merger dated as of March 18, 1997 ("Agreement"). Our conclusions are based solely on the U.S. federal income tax laws and the laws of the State of Texas. We are not hereby addressing any other legal consequences arising under federal, state, local, foreign or other law. All capitalized terms used but not defined herein have the same meanings given to them in the Agreement.

                               STATEMENT OF FACTS

         The conclusions and recommendations stated in this letter are based upon our understanding of the facts related to the proposed merger transaction, which are as follows:

         A.      Organizational Matters

                 1. Sterling is a corporation duly organized and validly existing under the laws of the State of Texas and a registered bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHCA"). As of March 18, 1997, Sterling had approximately 11,999,643 issued and outstanding shares of common stock and 88,380 issued and outstanding shares of preferred stock.

                 2. SBI is a corporation duly organized and validly existing under the laws of the State of Texas. As of March 18, 1997, SBI had 1,000 issued and outstanding shares of common stock, $.01 par value per share, all of which were owned by Sterling. At such time, SBI had no issued and/or outstanding shares of preferred stock.

                 3. First Houston is a corporation duly organized and validly existing under the laws of the State of Texas and a registered bank holding company under the BHCA. As of March 18, 1997, First Houston had approximately 2,098,238 issued and outstanding shares of common stock and 21,375 issued and outstanding shares of preferred stock.
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First Houston Bancshares, Inc.
July   , 1997
Page 2


         B.      The Merger

                 1. First Houston's directors and shareholders have duly and properly approved the Merger in compliance with all applicable legal and corporate requirements.

                 2. At the Effective Time, Articles of Merger that comply with Article 5.04 of the Texas Business Corporation Act will be filed and thus, SBI will be merged with and into First Houston pursuant to applicable state corporation laws, with First Houston surviving the transaction and thereby becoming a wholly-owned subsidiary of Sterling. Such transaction is structured and intended to satisfy the requirements for tax-free treatment under sections 368(a)(1)(A) and 368(a)(2)(E) of the Internal Revenue Code of 1986, as amended (the "Code"), and is referred to as the "Merger" for purposes of this letter. As part of the Merger, each issued and outstanding share of First Houston common stock will be converted into validly issued, fully paid and nonassessable shares of Sterling Common Stock in an amount equal to the Exchange Ratio, except for shares, if any, then held by Sterling, Bancorporation or any wholly-owned subsidiary of Sterling or First Houston, all of which will be canceled and shares held by First Houston shareholders who exercise and do not subsequently withdraw or lose statutory dissenters' rights. Sterling will pay cash in lieu of issuing certificates or scrip for fractional shares of Sterling common stock.

                 3. Immediately following the Merger, Sterling intends to contribute the capital stock of the surviving corporation (First Houston) to Sterling Bancorporation, a Delaware corporation and a wholly-owned subsidiary of Sterling ("Bancorporation").

                 4. Sterling did not undertake any obligation to pay and will not pay any expenses on behalf of either First Houston or First Houston's former shareholders as part of the Merger that were not related to or incurred in the course of accomplishing the Merger.

                 5. At all times following the Merger, Sterling will cause First Houston to continue conducting its historic business activities, and/or use a significant portion of First Houston's historic business assets to conduct a business activity. Additionally, First Houston will not distribute in kind, transfer, or sell any of its assets to Sterling following the date of the Merger.

         C.      Business Purposes For the Merger

                 1. To provide improved services to serve the needs of the community.

                 2. To create greater financial strength for the future growth of the bank involved.

                 3. To allow Sterling and First Houston to compete more effectively with other banking corporations.
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First Houston Bancshares, Inc.
July   , 1997
Page 3

                         QUALIFICATIONS AND ASSUMPTIONS

         The opinions stated in this letter are based upon our understanding of the facts related to the Merger, as detailed above and elsewhere in this letter. In the event that there is a difference between the actual facts related to the Merger and our understanding of the facts as detailed in this letter, the opinions stated in this letter could be modified. Our understanding of the facts is derived in part from our review of copies of the documents listed on Exhibit A attached hereto. We have assumed, without independent investigation, that (i) such copies constitute true, accurate, and complete copies of the originals of such documents, (ii) such documents reflect the valid and binding obligations of the respective parties thereto and are enforceable in accordance with their terms, (iii) such documents reflect the entire agreement among the respective parties thereto with respect to the subject matters thereof, and (iv) the transactions that are the subject of such documents were carried out in accordance with the terms of such documents. As to certain factual matters that are not reflected in such documents, our understanding is derived from our reliance upon representations made to us by authorized agents or representatives of Sterling, SBI, and First Houston. We have assumed, without independent investigation, the accuracy and completeness of all such representations. Additionally, as to certain other factual matters, our understanding is based upon certain assumptions that you have allowed us to make. The foregoing representations and assumptions are as follows:

                 1. SBI has duly and properly complied with all applicable legal and corporate requirements for the Merger.

                 2. After substantial due diligence by each of the parties to the Merger concerning the legal and economic risks associated with the Merger, the parties thereto entered into the Merger with a view towards making an economic profit apart from tax consequences.

                 3. The Merger will be treated by the parties thereto in a manner that is consistent with its form.

                 4. At the time of the Merger, First Houston's former shareholders were not under a binding obligation, nor had any plan or intention, to dispose of any portion of the stock that they received in the Merger following the Merger.

                 5. Immediately following the Merger, First Houston will hold at least 90% of the fair market value of the net assets of both SBI and First Houston, and at least 70% of the fair market value of the gross assets of both SBI and First Houston. For purposes of this representation, amounts paid by First Houston or SBI to dissenter's, amounts paid by First Houston or SBI stockholders who receive cash or other property, amounts used by First Houston or SBI to pay reorganization expenses, and all redemptions and distributions (except for regular, normal dividends) made by First Houston, if any, will be included as assets of First Houston or SBI respectively, immediately prior to the Merger.
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First Houston Bancshares, Inc.
July   , 1997
Page 4


                 6. At all times relevant for purposes of this letter, neither SBI nor First Houston constituted an investment company within the meaning of Section 368(a)(2)(F) of the Code.

         The opinions stated in this letter are based upon existing provisions of the Code, the Treasury Department regulations promulgated thereunder (final, temporary, and proposed), published revenue rulings and revenue procedures of the Internal Revenue Service ("IRS"), reports and statements of congressional committees and members, and judicial decisions. All such authorities are subject to change at any time, either prospectively or retroactively, and any such change could significantly modify the opinions stated in this letter. In rendering our opinions, we undertake no responsibility to advise you of any such change or of any new developments in the application or interpretation of the federal income tax laws. The opinions stated in this letter may not be relied upon to the extent that there is any such change or material new development in the application or interpretation of the federal income tax laws that relates to the transactions that are the subject of this letter.

         A number of issues raised by the matters addressed in this letter, including matters upon which we have stated our opinions, are complex and have not been definitively resolved by the tax laws. The opinions that we state in this letter are based upon our interpretation of existing law and our belief regarding what a court would more likely than not conclude if presented with the relevant issues properly framed. However, we can give no assurances that our interpretations will prevail if the issues become the subject of judicial or administrative proceedings. Realization of the tax consequences set forth in this letter is subject to the significant risk that the IRS may challenge the tax treatment and that a court could sustain such challenge. Because taxpayers bear the burden of proof required to support items challenged by the IRS, the opinions stated in this letter are based upon the representation and assumption that the appropriate taxpayer will undertake the effort and expense to present fully the case in support of any matter that the IRS challenges.

                                   DISCUSSION

         A transaction satisfies sections 368(a)(1)(A) and 368(a)(2)(E) of the Code if: (1) the merger of the acquiring corporation's subsidiary (i.e., SBI in the case of the Merger) with and into the target corporation (i.e., First Houston in the case of the Merger) is valid under applicable state corporation laws; (2) the acquiring corporation (i.e., Sterling in the case of the Merger) issues stock to the target corporation's former shareholders in exchange for an amount of the target corporation's then issued and outstanding shares of stock constituting at least 80% of both the total combined voting power of all classes of stock and the total number of shares of all nonvoting stock; and (3) the target


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First Houston Bancshares, Inc.
July   , 1997
Page 5


corporation ends up owning "substantially all" of the assets of both the acquiring corporation's subsidiary and the target corporation.1

         Additionally, in order to constitute a tax-free reorganization, the transaction must satisfy certain judicially developed doctrines intended to limit tax-free treatment to transactions that involve a substantial continuing investment by the target corporation's former shareholders in the target corporation's assets and affairs. First, the amount of acquiring corporation stock that the target corporation's former shareholders receive as part of the transaction must be large enough relative to any other consideration received by them in connection with the transaction that such shareholders can be said to have substantially maintained their equity interest in the target corporation (the "continuity of shareholder interest" requirement).2 See Treas. Reg. Section 1.368-2(a). Second, the acquiring corporation must continue to conduct the target corporation's historic business activities, and/or use a significant portion of the target corporation's historic business assets to conduct a business activity (the "continuity of business enterprise" requirement). See Treas. Reg. Section 1.368-1(b). Finally, the transaction must be undertaken for valid non-tax business purposes (the "business purpose" requirement). See Treas. Reg. Section 1.368-2(g).3

         The Merger will be carried out pursuant to the requirements of Texas law, and thus, assuming satisfaction of all such state law requirements, will satisfy the statutory and regulatory requirement that it constitute a valid merger under state law. Under the terms of the Merger, the First Houston

__________________________________

    1 For purposes of obtaining an advance ruling from the IRS, substantially all means at least 90% of the fair market value of the target corporation s net assets and 70% of the fair market value of the target corporation s gross assets. Rev. Proc. 77-37, 1977-2 C.B. 568, Section
        3.01. However, the courts tend to support a lower threshold. See Commissioner v. First Natl Bank, 104 F.2d 865 (3d Cir. 1939) (transfer of 86% of target corporations assets acceptable); Smith v. Commissioner, 34 B.T.A. 702 (1936) (transfer of 71% of target corporation s assets acceptable). The key inquiry is whether the target corporation s operating assets have been transferred, taking into account (under the step transaction doctrine) any distributions or transfers of the target corporation s assets within a relatively short period of time before the transaction (or otherwise pursuant to the same overall plan).



    2 The continuity of shareholder interest requirement is commonly understood to require, as a rule of thumb, that at least 50% of the value of the consideration received by the target corporation's former shareholders must consist of the acquiring corporation stock. See Rev. Proc. 77-37, 1977-2 C.B. 568, Section 3.02. Additionally, it is commonly understood to require that the target corporation's shareholders must retain ownership of the acquiring corporation stock that they receive in the transaction until such ownership becomes old
        and cold.    Recently proposed Treasury regulations would remove a
        significant amount of uncertainty in this area regarding the length of time that is necessary in order to achieve old and cold status. See Prop. Treas. Reg. Section 1.368-1(e).


    3 The law is unsettled regarding whether a business purpose must be determined solely at the corporate level, or whether a business purpose determined at the shareholder level also can satisfy this requirement. However, the cases in this area indicate that the business purpose requirement is satisfied when a business purpose is real and substantial, regardless of whether it might be described as a
        corporate or   shareholder  level purpose.  See Lewis v. Commissioner,
        176 F.2d 646 (1st Cir. 1949). See also Martin D. Ginsburg & Jack S. Levin, Mergers, Acquisitions, and Buyouts, Section 609 (January 1997 edition).

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First Houston Bancshares, Inc.
July   , 1997
Page 6


shareholders will be entitled to receive solely stock of Sterling except that
(i) fractional shares will not be issued but will be treated as if the First Houston shareholders received Sterling shares and sold the fractional excess for cash, and (ii) the First Houston shareholders who properly exercise their dissenter's rights under Texas law will be entitled to receive payments solely from First Houston (as the surviving corporation) of the appraised value of their shares. Thus, we have assumed that as a result of the Merger transaction, Sterling will issue stock to First Houston's former shareholders in exchange for First Houston stock constituting at least 80% of both the total combined voting power of all classes of stock and the total number of shares of all non-voting stock. We note that stock of First Houston, which is redeemed by First Houston, out of its own funds is not counted in the 20% limitation nor is it counted for purposes of determining whether Sterling has acquired an amount of stock in the transaction representing control of First Houston. Treas. Reg. Section 1.368-2(j)(3)(i). However, use of First Houston funds to redeem First Houston stock from dissenter's will be taken into account in determining whether the "substantially all" requirement has been satisfied. Finally, based upon representations made to us and/or assumptions that we have been allowed to make for purposes of this letter, First Houston will hold at least 90% of the fair market value of the net assets of both SBI and First Houston, and at least 70% of the fair market value of the gross assets of both SBI and First Houston, immediately following the Merger. As a result, it has been assumed for purposes of this letter that the Merger satisfies the statutory and regulatory requirement that First Houston as the surviving corporation end up owning "substantially all" of the assets of both SBI and First Houston following the Merger.

         The Merger also satisfies each of the judicially developed doctrines. First, the amount of the Sterling stock that the former First Houston shareholders will receive as a result of the Merger is sufficient such that they will meet the continuity of shareholder interest requirement. Second, Sterling as the acquiring corporation will continue to conduct First Houston's historic business activities and the transfer by Sterling of the First Houston stock to Bancorporation subsequent to the Merger does not impact this conclusion. Finally, the Merger has been undertaken for valid non-tax business purposes as set forth above.

                                    OPINIONS

         Subject to the qualifications set forth herein, and based upon the foregoing analysis, we are of the opinion:

                 1. When the Secretary of State of the State of Texas issues a Certificate of Merger, then the Merger will be effective and will constitute a statutory merger under the Texas Business Corporation Act.

                 2. The Merger will satisfy the requirements of sections 368(a)(1)(A) and 368(a)(2)(E) of the Code and thus constitute a reorganization; consequently, Sterling and First Houston will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code.

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First Houston Bancshares, Inc.
July   , 1997
Page 7




                 3. The shareholders of First Houston will recognize no gain or loss upon the exchange of their First Houston Common Stock solely for shares of Sterling Common Stock.

                 4. The tax basis of the Sterling Common Stock received by the First Houston shareholders in the Merger will, in each instance, be the same as the tax basis of the First Houston Common Stock surrendered in exchange therefor, less the basis of any fractional shares of Sterling Common Stock settled by the cash payment.

                 5. The holding period of the Sterling Common Stock received by the First Houston shareholders will, in each instance, include the period during which the First Houston Common Stock surrendered in exchange therefor was held, provided that the First Houston Common Stock was held as a capital asset on the date of the exchange.

                 6. The payment of cash to First Houston shareholders in lieu of fractional share interests of Sterling Common Stock will be treated for federal income tax purposes as if the fractional shares were distributed as part of the exchange and then were redeemed by Sterling. Under Section 302 of the Code, this assumed redemption generally will result in a First Houston shareholder being treated as if he or she sold his or her fractional shares of Sterling Common Stock for the amount of cash received, thus, recognizing gain (or loss) to the extent that the amount received exceeds (or is less than) the tax basis allocable to the fractional share. The tax basis of the fractional shares will equal a pro rata portion of the total basis of all of the shareholder's Sterling Common Stock received in the exchange. Generally, any gain or loss recognized upon such exchange will be capital gain or loss, provided the fractional share would constitute a capital asset in the hands of the exchanging shareholder.

                 7. Where solely cash is received by a First Houston shareholder in exchange for First Houston Common Stock pursuant to the exercise of dissenter's rights, such cash will be treated as having been received in redemption of such holder's First Houston Common
         Stock.   Generally, subject to the provisions and limitations of
         Section 302 of the Code, a shareholder receiving cash pursuant to the exercise of dissenter's rights will be entitled to capital gain (or loss) treatment measured by the difference between the cash received and such shareholder's basis in the First Houston Common Stock redeemed.

         In addition, please note that we have reviewed the information contained in the Registration Statement under the caption "Federal Income Tax Consequences of the Merger''. It is our opinion that such information is correct to the extent that it constitutes matters of law or legal conclusions.

         Our opinions address only the matters expressly set forth in this letter, and no opinion is to be implied or inferred except as expressly stated in this letter. The opinions stated in this letter are stated and effective as of the date first above written. This opinion is solely for your benefit and may only be relied upon by you, your counsel and, for the purposes of the Registration Statement and Merger, Sterling and SBI. We hereby consent the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we are acting within the category of persons whose consent is required under Section 7 of the Securities Act and the rules and regulations of the Securities and Exchange Commission thereunder.

                                   Sincerely,



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First Houston Bancshares, Inc.
July   , 1997
Page 8




                                        CHAMBERLAIN, HRDLICKA, WHITE,
                                        WILLIAMS & MARTIN



                                        By: ___________________________________
Exhibit





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                                   EXHIBIT A



1.       Agreement and Plan of Merger.

2. The Registration Statement on Form S-4 prepared in connection with the Merger and filed with the Securities and Exchange Commission on May 30, 1997, and all amendments thereto (the "Registration Statement") pursuant to the Securities Act of 1933, as amended (the "Securities Act").